UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended February 28, 2011
Commission file number 1-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY OFFSHORE PARTNERS
REPORTS FOURTH QUARTER AND ANNUAL RESULTS
Highlights
•	Generated distributable cash flow of $26.9 million in the fourth quarter of 2010, up approximately 30 percent from the previous quarter.
•	Paid cash distribution of $0.475 per unit for the fourth quarter of 2010.
•	In the fourth quarter of 2010, acquired one FPSO unit and two newbuilding shuttle tankers; agreed to acquire one additional newbuilding shuttle tanker for delivery in July 2011.
•	In November 2010, issued NOK 600 million in senior unsecured bonds that mature in November 2013.
•	In December 2010, completed equity offering of 6.44 million common units, raising net proceeds of $175.2 million.
•	Partnership’s total liquidity increased to $558 million as at December 31, 2010.
•	In January 2011, received offer from Teekay Corporation to acquire the remaining 49 percent interest in Teekay Offshore Operating L.P. (OPCO).
Hamilton, Bermuda, February 24, 2011 — Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended December 31, 2010. During the fourth quarter of 2010, the Partnership generated distributable cash flow(1) of $26.9 million, compared to $20.8 million in the quarter ended September 30, 2010.
On January 26, 2011, a cash distribution of $0.475 per unit was declared for the quarter ended December 31, 2010. The cash distribution was paid on February 14, 2011, to all unitholders of record on February 7, 2011.
“The Partnership’s cash flow increased significantly in the fourth quarter, compared to the third quarter, due to a full quarter of earnings from the amended Statoil shuttle tanker master agreement and a return to normal production for the Petrojarl Varg FPSO unit,” commented Peter Evensen, Chief Executive Officer of Teekay Offshore GP L.L.C. “The Partnership’s fourth quarter cash flow also benefited from the completion of the acquisition of the Cidade de Rio das Ostras FPSO unit and two shuttle tanker newbuildings, the second of which delivered ahead of schedule in December 2010.” Mr. Evensen continued, “However, shuttle tanker operating costs increased during the fourth quarter primarily due to the acquisition of the newbuildings Amundsen Spirit and Nansen Spirit, unexpected repair costs relating to certain shuttle tankers, and the delayed completion of certain seasonal repair and maintenance activities. We expect shuttle tanker operating costs to decline next quarter as the seasonal and non-recurring expenditures are reduced. We are pleased to have the opportunity to acquire the remaining 49 percent ownership interest in Teekay Offshore Operating L.P., a transaction which we expect will be accretive to the Partnership’s distributable cash flow per unit and will also simplify its ownership structure. In addition, the bond and equity financings we completed during the fourth quarter have further strengthened the Partnership’s financial position which has enabled us to pursue such acquisition opportunities.”
Summary of OPCO Offer and Other Recent Transactions
In January 2011, the Partnership received an offer to acquire from Teekay Corporation (Teekay) the remaining 49 percent interest in Teekay Offshore Operating L.P. which the Partnership does not currently own. OPCO currently operates a fleet of 34 shuttle tankers, four Floating Storage and Offtake (FSO) units, nine double-hull conventional oil tankers and two lightering vessels. The offer is currently being reviewed by the Board of Directors of the Partnership’s general partner and its Conflicts Committee. If accepted, the Partnership anticipates financing the acquisition through a combination of $175 million in cash, which approximates the proceeds raised in the Partnership’s December 2010 equity offering, and the remainder in the form of new limited partner and general partner units to be issued to Teekay.

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under U.S. generally accepted accounting principles (GAAP).

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During December 2010, the Partnership completed a follow-on equity offering of 6.44 million common units, which provided net proceeds to the Partnership of $175.2 million (including 840,000 units from the underwriters’ over-allotment option exercised in full and the general partner’s contribution). The net proceeds from the offering were applied towards repaying a portion of outstanding debt under the Partnership’s revolving credit facilities, which can be later redrawn for general partnership purposes, including funding acquisitions.
During November 2010, the Partnership issued NOK 600 million in senior unsecured bonds that mature in November 2013. All interest and principal payments relating to the bond have been swapped into U.S. dollars. The aggregate principal amount of the bonds is equivalent to approximately USD 98.5 million and the interest rate is at LIBOR + 5.04 percent.
On October 1, 2010, the Partnership completed the acquisition of the Cidade de Rio das Ostras (Rio das Ostras) FPSO unit from Teekay, which is on a long-term charter with Petroleo Brasileiro SA (Petrobras), for a purchase price of $158 million. In addition, OPCO, the 51 percent-owned subsidiary of Teekay Offshore, acquired on October 1, 2010 and December 10, 2010, respectively, the newbuilding shuttle tankers, the Amundsen Spirit and the Nansen Spirit for a cost of $129 million per vessel. OPCO also agreed to acquire an additional newbuilding shuttle tanker, the Peary Spirit, for approximately $133 million, concurrent with the commencement of its time-charter contract in July 2011.
Teekay Offshore’s Fleet
The following table summarizes Teekay Offshore’s fleet as of February 1, 2011, including vessels owned by OPCO, of which the Partnership currently owns a 51 percent interest. OPCO’s fleet includes 34 shuttle tankers (including five chartered-in vessels and one committed newbuilding under construction), four FSO units, and 11 conventional oil tankers.

	Number of Vessels
	Owned		Chartered-	Committed
	Vessels		in Vessels	Newbuildings	Total
Shuttle Tanker Segment	30	*	5	1	36
Conventional Tanker Segment	11		—	—	11
FSO Segment	6		—	—	6
FPSO Segment	2		—	—	2

Total	49		5	1	55

*
Includes five shuttle tankers in which OPCO’s ownership interest is 50 percent, three shuttle tankers in which OPCO’s ownership is 67 percent and one shuttle tanker in which Teekay Offshore’s direct ownership interest is 50 percent.

Future Growth Opportunities
Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay is obligated to offer to the Partnership its interest in certain shuttle tankers, FSO units, FPSO units and joint ventures it may acquire in the future, provided the vessels are servicing contracts in excess of three years in length. Teekay Offshore may also acquire other vessels that Teekay may offer the Partnership from time to time.
Shuttle Tankers
As described above, the Partnership recently received an offer from Teekay to acquire the remaining 49 percent limited partner interest in OPCO which is currently being reviewed by the Board of Directors of the Partnership’s general partner and its Conflicts Committee. OPCO recently acquired two Aframax shuttle tanker newbuildings (the Amundsen Spirit and the Nansen Spirit) and has committed to acquire one additional Aframax shuttle tanker newbuilding (the Peary Spirit) that is scheduled to deliver to OPCO in July 2011. Teekay is obligated to offer the Partnership a fourth shuttle tanker newbuilding (the Scott Spirit) within 365 days after its delivery, provided the vessel is servicing a charter contract in excess of three years in length.
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FPSO Units
Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing FPSO unit of Teekay’s operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2012. The purchase price for the Petrojarl Foinaven FPSO unit would be at its fair market value plus any additional tax or other similar costs to Teekay that would be required to transfer the FPSO unit to the Partnership.
On October 19, 2010, Teekay announced that it had signed a long-term contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, named Petrojarl Cidade de Itajai. The new FPSO unit is scheduled to deliver in the second quarter of 2012, when it will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within 365 days after the commencement of the charter with Petrobras.
Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $13.8 million for the quarter ended December 31, 2010, compared to $12.9 million for the quarter ended September 30, 2010. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $36.2 million and decreasing net income by $16.8 million for the quarters ended December 31, 2010 and September 30, 2010, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $50.0 million (as detailed in Appendix A to this release) for the fourth quarter of 2010, compared to a net loss of $3.9 million in the previous quarter. Net revenues(2) for the fourth quarter of 2010 were $203.1 million compared to $181.8 million in the previous quarter.
For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income (loss), changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.
The Partnership has recast its historical financial results to include the results of the Falcon Spirit FSO unit, Petrojarl Varg FPSO unit, Rio das Ostras FPSO unit and the Amundsen Spirit newbuilding shuttle tanker relating to the periods prior to their acquisition by the Partnership from Teekay, and for which pre-acquisition results are referred to in this release as the Dropdown Predecessor. In accordance with GAAP, business acquisitions of entities under common control that have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay. For these purposes, the Falcon Spirit was under common control by Teekay from December 15, 2009 until April 1, 2010, when it was sold to the Partnership, the Petrojarl Varg FPSO unit was under common control by Teekay from October 1, 2006 to September 10, 2009, when it was sold to the Partnership, the Rio das Ostras FPSO unit was under common control by Teekay from April 1, 2008 to October 1, 2010, when it was sold to the Partnership and the Amundsen Spirit newbuilding shuttle tanker was under common control by Teekay from July 30, 2010 to October 1, 2010.
On October 1, 2010, OPCO agreed to acquire Teekay Corporation’s interests in two entities, which owned the newbuilding shuttle tankers, the Nansen Spirit and the Peary Spirit, respectively. Prior to their acquisition by OPCO, these entities are considered variable interest entities. The Nansen Spirit was acquired on December 10, 2010 and the Peary Spirit is expected to be acquired in July 2011. As a result, the Partnership’s consolidated financial statements reflect the financial position, results of operations and cash flows of the Peary Spirit from October 1, 2010 to the end of the quarter, and the Nansen Spirit from October 1, 2010 to December 10, 2010, the date the Nansen Spirit was acquired from Teekay Corporation.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results
The following table highlights certain financial information for Teekay Offshore’s four main segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended
	December 31, 2010
	(unaudited)
		Conventional
	Shuttle Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment(2)	Segment	Segment	Segment	Total
Net revenues	119,134	25,478	17,889	40,611	203,112

Vessel operating expenses	42,993	6,224	10,093	18,034	77,344
Time-charter hire expense	20,981	—	—	—	20,981
Depreciation and amortization	29,353	8,620	3,537	8,720	50,230

Cash flow from vessel operations(1)	49,392	18,125	7,394	19,490	94,401

	Three Months Ended
	September 30, 2010
	(unaudited)
		Conventional
	Shuttle Tanker	Tanker	FSO	FPSO
(in thousands of U.S. dollars)	Segment(2)	Segment	Segment	Segment(2)	Total
Net revenues	108,750	22,116	16,777	34,176	181,819

Vessel operating expenses	34,263	6,144	8,296	18,333	67,036
Time-charter hire expense	20,352	—	—	—	20,352
Depreciation and amortization	27,569	7,239	3,479	8,892	47,179

Cash flow from vessel operations(1)	45,636	14,932	8,161	9,162	77,891

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and amortization of deferred gains, includes the realized gains (losses) on the settlements foreign exchange forward contracts and excludes the cash flow from vessel operations relating to the Partnership’s Variable Interest Entities and Dropdown Predecessor and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Cash flow from vessel operations for the Shuttle Tanker segment and FPSO segment reflects only the cash flow generated by the Amundsen Spirit newbuilding shuttle tanker and Rio das Ostras FPSO unit subsequent to their acquisition by the Partnership on October 1, 2010 and the cash flow generated by the Nansen Spirit subsequent to its acquisition by the Partnership on December 10, 2010. Results for the Amundsen Spirit newbuilding shuttle tanker and the Rio das Ostras FPSO unit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay are included in the Dropdown Predecessor. The amounts included related to the Dropdown Predecessor and Variable Interest Entity are preliminary, and will be finalized for inclusion in the Partnership’s Form 20-F filing for the year ended December 31, 2010. Any revisions to the preliminary Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Amundsen Spirit newbuilding shuttle tanker and the Rio das Ostras FPSO were acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the fourth quarter of 2010.

Shuttle Tanker Segment
Cash flow from vessel operations from the Partnership’s shuttle tanker segment increased to $49.4 million for the fourth quarter of 2010, compared to $45.6 million for the third quarter of 2010, primarily due to the acquisition of the Amundsen Spirit on October 1, 2010 and higher revenue generated by five vessels which commenced operating under the amended Statoil master agreement effective September 2010, partially offset by higher vessel operating expenses. Shuttle tanker vessel operating costs increased during the fourth quarter due to the delivery of the Amundsen Spirit and Nansen Spirit, unexpected repair costs incurred on certain shuttle tankers, and the delayed completion of certain seasonal repair and maintenance activities.
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Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s conventional tanker segment increased to $18.1 million in the fourth quarter of 2010, compared to $14.9 million for the third quarter of 2010, primarily due to fewer scheduled drydocking days in the fourth quarter compared to the third quarter.
FSO Segment
Cash flow from vessel operations from the Partnership’s FSO segment decreased to $7.4 million in the fourth quarter of 2010, compared to $8.2 million for the third quarter of 2010, due primarily to higher vessel operating expenses in the fourth quarter.
FPSO Segment
Cash flow from vessel operations from the Partnership’s FPSO segment increased to $19.5 million for the fourth quarter of 2010, compared to $9.2 million for the third quarter of 2010, primarily due to the acquisition of the Rio das Ostras FPSO unit on October 1, 2010 and the completion of the planned maintenance shutdown of the Petrojarl Varg FPSO unit in the third quarter.
Liquidity
As of December 31, 2010, the Partnership had total liquidity of $557.6 million, which consisted of $166.5 million in cash and cash equivalents and $391.1 million in undrawn revolving credit facilities.
Conference Call
The Partnership plans to host a conference call on February 25, 2011 at 1:00 p.m. (ET) to discuss its results for the fourth quarter and fiscal year 2010. An accompanying investor presentation will be available on Teekay Offshore’s Web site at www.teekayoffshore.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 711-9538 or (416) 640-5925, if outside North America, and quoting conference ID code 6874409.
•	By accessing the webcast, which will be available on Teekay Offshore’s Web site at www.teekayoffshore.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, March 4, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 6874409.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Teekay Offshore owns a 51 percent interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 34 shuttle tankers (including one newbuilding to be acquired and five chartered-in vessels), four FSO units, and 11 conventional oil tankers. In addition, Teekay Offshore has direct ownership interests in two shuttle tankers, two FSO units, and two FPSO units. Teekay Offshore also has rights to participate in certain other FPSO and shuttle tanker opportunities.
Teekay Offshore’s common units trade on the New York Stock Exchange under the symbol “TOO”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Web site: www.teekayoffshore.com
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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010(1)(2)	2009(1)(3)	2010(1)(2)(3)	2009(1)(3)(4)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES	229,263	210,866	225,516	900,546	871,112

OPERATING EXPENSES
Voyage expenses	26,151	29,047	34,621	125,101	111,026
Vessel operating expenses(5)	77,344	67,036	68,926	268,876	260,977
Time-charter hire expense	20,981	20,352	28,141	89,795	117,202
Depreciation and amortization	50,230	47,179	48,769	190,341	181,176
General and administrative(5)	13,394	16,838	16,978	63,214	61,761
Write-down of vessel	9,441	—	—	9,441	—
Restructuring charge(6)	—	—	955	119	5,008

	197,541	180,452	198,390	746,887	737,150

Income from vessel operations	31,722	30,414	27,126	153,659	133,962

OTHER ITEMS
Interest expense	(8,553)	(9,652)	(11,603)	(37,411)	(50,798)
Interest income	200	240	138	842	1,239
Realized and unrealized gain (loss) on derivative instruments (7)	63,863	(37,191)	15,411	(55,666)	51,944
Foreign exchange (loss) gain(8)	(348)	(2,615)	2,592	911	(11,242)
Income tax recovery (expense)	1,133	(8,779)	13,588	9,718	(13,792)
Other income — net	1,296	1,623	2,012	6,810	9,489

Net income (loss)	89,313	(25,960)	49,264	78,863	120,802

Net income (loss) attributable to:
Non-controlling interests	39,332	(5,231)	24,659	37,378	57,490
Dropdown Predecessor(1)(2)(3)(4)	—	(16,869)	(2,098)	(16,685)	(419)
Partners	49,981	(3,860)	26,703	58,170	63,731
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted	50,547,500	45,450,625	27,900,000	44,278,158	23,476,438
Weighted-average number of subordinated units outstanding - Basic and diluted	—	—	9,800,000	—	9,800,000
Weighted-average number of total units outstanding - Basic and diluted	50,547,500	45,450,625	37,700,000	44,278,158	33,276,438
Total units outstanding at end of period	55,237,500	48,797,500	37,700,000	55,237,500	37,700,000

(1)
Results for the Rio das Ostras FPSO unit for the period beginning April 2008 prior to its acquisition by the Partnership in October 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor. The amounts included in this release related to the Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 20-F filing for the year ended December 31, 2010. Any revisions to the preliminary Rio das Ostras FPSO Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Rio das Ostras FPSO unit was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the fourth quarter of 2010.

(2)
Results for the Amundsen Spirit newbuilding shuttle tanker for the period beginning July 2010 prior to its acquisition by the Partnership in October 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor. The amounts included in this release related to the Amundsen Spirit newbuilding shuttle tanker Dropdown Predecessor are preliminary, and will be finalized for inclusion in the Partnership’s Form 20-F filing for the year ended December 31, 2010. Any revisions to the preliminary Amundsen Spirit newbuilding shuttle tanker Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Amundsen Spirit newbuilding shuttle tanker was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the fourth quarter of 2010.

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(3)
Results for the Falcon Spirit FSO unit for the period beginning December 2009 prior to its acquisition by the Partnership in April 2010 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor. (4) Results for the Petrojarl Varg FPSO unit for the period beginning October 2006 prior to its acquisition by the Partnership in September 2009 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor. (5) The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts, including forward contracts relating to the Dropdown Predecessor, are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss) as detailed in the table below:

(4)
Results for the Petrojarl Varg FPSO unit for the period beginning October 2006 prior to its acquisition by the Partnership in September 2009 when it was owned and operated by Teekay Corporation, are included in the Dropdown Predecessor.

(5)
The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts, including forward contracts relating to the Dropdown Predecessor, are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss) as detailed in the table below:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
Vessel operating expenses	(69)	(428)	(379)	(2,819)	2,492
General and administrative	(272)	410	(161)	(1,416)	3,854

(6)	Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which resulted in lower crewing costs.

(7)
The realized losses relate to the amounts the Partnership actually paid or received to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
Realized losses relating to:
Interest rate swaps	(12,993)	(11,387)	(13,122)	(49,224)	(51,084)
Foreign currency forward contract	(384)	(150)	(125)	(1,029)	(4,196)

	(13,377)	(11,537)	(13,247)	(50,253)	(55,280)

Unrealized gains (losses) relating to:
Interest rate swaps	76,368	(33,637)	28,966	(10,408)	102,662
Foreign currency forward contracts	872	7,983	(308)	4,995	4,562

	77,240	(25,654)	28,658	(5,413)	107,224

Total realized and unrealized gains (losses) on non-designated derivative instruments	63,863	(37,191)	15,411	(55,666)	51,944

(8)
Foreign exchange (loss) gain includes realized gains of $0.2 million for the three and twelve months ended December 31, 2010 relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swap that was entered into as an economic hedge in relation to the Partnership’s NOK 600 million unsecured bond. Foreign exchange (loss) gain also includes unrealized gains of $4.0 million for the three and twelve months ended December 31, 2010 relating to the change in fair value of such derivative instrument.

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31, 2010	September 30, 2010(1)	December 31, 2009(2)
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	166,483	176,125	109,407
Other current assets	142,493	120,340	161,375
Vessels and equipment	2,299,507	2,166,333	2,120,688
Other assets	78,267	79,019	95,529
Intangible assets	28,763	30,865	36,957
Goodwill	127,113	127,113	127,113

Total Assets	2,842,626	2,699,795	2,651,069

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	101,287	88,676	76,853
Other current liabilities	67,390	93,205	40,220
Current portion of long-term debt	152,096	172,435	120,259
Current portion of derivative instruments	45,793	35,436	35,389
Long-term debt	1,565,044	1,507,160	1,924,796
Other long-term liabilities	140,842	169,221	82,681
Redeemable non-controlling interest	41,725	43,330	—
Equity:
Non-controlling interest	170,876	156,632	219,692
Partners’ equity	557,573	433,700	151,179

Total Liabilities and Equity	2,842,626	2,699,795	2,651,069

(1)
In accordance with GAAP, the balance sheet at September 30, 2010 includes the Dropdown Predecessor as it relates to the Rio das Ostras FPSO unit and the Amundsen Spirit newbuilding shuttle tanker, which were both acquired by the Partnership on October 1, 2010 to reflect ownership of these assets from the time they began operations as a FPSO unit and a shuttle tanker, when owned by Teekay Corporation on April 1, 2008 and July 31, 2010, respectively. The amounts included in this release related to the Rio das Ostras FPSO unit and Amundsen Spirit newbuilding shuttle tanker are preliminary, and will be finalized for inclusion in the Partnership’s Form 20-F filing for the year ended December 31, 2010. Any revisions to the preliminary Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Rio das Ostras FPSO unit and Amundsen Spirit newbuilding shuttle tanker were acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the fourth quarter of 2010.

(2)
In accordance with GAAP, the balance sheet at December 31, 2009 includes the Dropdown Predecessor as it relates to the Falcon Spirit FSO unit and the Rio das Ostras FPSO unit which were acquired by the Partnership on April 1, 2010 and October 1, 2010, respectively, to reflect ownership of these vessels from the time they began operations as a FSO unit and a FPSO unit, when owned by Teekay Corporation on December 15, 2009 and April 1, 2008, respectively. The amounts included in this release related to the Rio das Ostras FPSO unit are preliminary, and will be finalized for inclusion in the Partnership’s Form 20-F filing for the year ended December 31, 2010. Any revisions to the preliminary Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Rio das Ostras FPSO unit was acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the fourth quarter of 2010.

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TEEKAY OFFSHORE PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Twelve Months Ended
	December 31,
	2010(1)	2009(2)
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	286,585	162,361

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	355,678	279,575
Repayments of long-term debt	(90,835)	(34,948)
Repayments of long-term debt relating to Dropdown Predecessors	(41,909)	(12,100)
Prepayments of long-term debt	(568,236)	(426,090)
Repayments of joint venture partner advances	—	(21,532)
Joint venture partner advances	—	477
Equity contribution from joint venture partner	633	4,772
Distribution to Teekay Corporation for the acquisition of Falcon Spirit	(14,099)	—
Distribution to Teekay Corporation for the acquisition of Rio das Ostras	(58,721)	—
Distribution to Teekay Corporation for the acquisition of Amundsen Spirit	(17,671)	—
Purchase from Teekay Corporation of Nansen Spirit	(16,560)	—
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Falcon Spirit	3,608	104
Equity (Distribution) Contribution (to) from Teekay Corporation relating to Dropdown Predecessor Rio das Ostras	(2,791)	21,475
Contribution of capital from Teekay Corporation relating to Dropdown Predecessor Amundsen Spirit	3,496	—
Purchase from Teekay Corporation of Petrojarl Varg	—	(100,000)
Contribution of capital from Teekay Corporation to Dropdown Predecessor relating to Petrojarl Varg	—	110,386
Proceeds from equity offerings	419,989	109,227
Expenses of equity offerings	(18,498)	(5,100)
Cash distributions paid by the Partnership	(85,077)	(60,452)
Cash distributions paid by subsidiaries to non-controlling interests	(77,236)	(61,065)
Other	(3,371)	(5,089)

Net financing cash flow	(211,600)	(200,360)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(39,759)	(13,681)
Investment in direct financing lease assets	(886)	(579)
Direct financing lease payments received	22,736	23,045

Net investing cash flow	(17,909)	8,785

Increase (decrease) in cash and cash equivalents	57,076	(29,214)
Cash and cash equivalents, beginning of the year	109,407	138,621

Cash and cash equivalents, end of the year	166,483	109,407

(1)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to the Falcon Spirit FSO unit, for the period from December 15, 2009 to April 1, 2010, the Rio das Ostras FPSO unit, for the period from April 1, 2008 to October 1, 2010 and the Amundsen Spirit newbuilding shuttle tanker, for the period from July 30, 2010 to October 1, 2010, when the vessels were under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

(2)
In accordance with GAAP, the Summary Consolidated Statements of Cash Flows includes the cash flows relating to the Falcon Spirit FSO unit, for the period from December 15, 2009 to April 1, 2010, the Rio das Ostras FPSO unit, for the period from April 1, 2008 to October 1, 2010 and the Petrojarl Varg FPSO unit, for the period from October 1, 2006 to September 10, 2009, when the vessels were under the common control of Teekay Corporation, but prior to its acquisition by the Partnership.

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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income (loss) attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,
	2010	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) — GAAP basis	89,313	(25,960)	78,863	120,802
Net (income) loss attributable to non-controlling interests	(39,332)	5,231	(37,378)	(57,490)
Net (income) loss attributable to Dropdown Predecessor	—	16,869	16,685	419

Net income (loss) attributable to the partners	49,981	(3,860)	58,170	63,731
Add (subtract) specific items affecting net income (loss):
Restructuring charges (1)	—	—	119	5,008
Foreign exchange losses (gains)(2)	546	(1,737)	(631)	5,178
Foreign currency exchange losses (gains) resulting from hedging ineffectiveness (3)	341	(16)	4,236	(5,319)
Deferred income tax expense relating to unrealized foreign exchange gains(4)	1,178	13,174	146	24,384
Unrealized (gains) losses on derivative instruments (5)	(77,240)	20,292	(1,036)	(91,224)
Write-down of vessel(6)	9,441	—	9,441	—
Other(7)	(2,978)	—	(89)	9,230
Non-controlling interests’ share of items above	32,491	(14,956)	(5,038)	26,600

Total adjustments	(36,221)	16,757	7,148	(26,143)

Adjusted net income attributable to the partners	13,760	12,897	65,318	37,588

(1)	Restructuring charges were incurred in connection with the re-flagging of certain of the Partnership’s vessels, which resulted in lower crewing costs.

(2)
Foreign exchange losses (gains) primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period, excluding amounts related to Dropdown Predecessor.

(3)
Foreign currency exchange losses (gains) resulting from hedging ineffectiveness include the unrealized losses (gains) arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes. This excludes foreign currency exchange losses (gains) resulting from hedging ineffectiveness relating to the Dropdown Predecessors of $0.03 million for the three months ended September 30, 2010 and $1.1 million for the twelve months ended December 31 2009.

(4)	Portion of deferred income tax (expense) recovery related to unrealized foreign exchange gains and losses.

(5)
Reflects the unrealized losses (gains) due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes, excluding unrealized losses (gains) of $5.3 million, $6.4 million and ($16.0) million relating to the Dropdown Predecessors for the three months ended September 30, 2010, twelve months ended December 31, 2010 and 2009 respectively.

(6)
Write-down of vessels during the three months ended December 31, 2010 is related to the valuation impairment of one shuttle tanker, as the shuttle tanker’s carrying value exceeded its estimated fair value due to the termination of its existing charter contract. The fair value of the shuttle tanker was written-down based on the value of its projected discounted cash flows.

(7)	Primarily relates to non-recurring adjustments to pension and tax accruals, and adjustments to the carrying value of certain capitalized drydocking expenditures.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income (loss) from variable interest entities, non-cash income taxes, loss on write down of vessels and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income for the quarter.

Three Months Ended
December 31, 2010
(unaudited)

Net income	89,313
Add (subtract):
Depreciation and amortization	50,230
Write-down of vessel	9,441
Foreign exchange and other, net	2,550
Deferred income tax recovery	(3,078)
Estimated maintenance capital expenditures	(25,208)
Unrealized gains on non-designated derivative instruments (1)	(77,240)

Distributable Cash Flow before Non-Controlling Interest	46,008
Non-controlling interests’ share of DCF	(19,081)

Distributable Cash Flow	26,927

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.
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TEEKAY OFFSHORE PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment	Segment	Segment	Segment	Total

Net revenues (1)	119,134	25,478	17,889	40,611	203,112
Vessel operating expenses	42,993	6,224	10,093	18,034	77,344
Time-charter hire expense	20,981	—	—	—	20,981
Depreciation and amortization	29,353	8,620	3,537	8,720	50,230
General and administrative	8,217	1,129	943	3,105	13,394
Write-down of vessel	9,441	—	—	—	9,441

Income from vessel operations	8,149	9,505	3,316	10,752	31,722

	Three Months Ended September 30, 2010
	(unaudited)
	Shuttle	Conventional
	Tanker	Tanker	FSO	FPSO
	Segment(2)	Segment	Segment	Segment(2)	Total

Net revenues(1)	108,750	22,116	16,777	34,176	181,819
Vessel operating expenses	34,263	6,144	8,296	18,333	67,036
Time-charter hire expense	20,352	—	—	—	20,352
Depreciation and amortization	27,569	7,239	3,479	8,892	47,179
General and administrative	11,447	1,040	837	3,514	16,838
Income from vessel operations	15,119	7,693	4,165	3,437	30,414

(1)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from operations for the Amundsen Spirit newbuilding shuttle tanker and the Rio das Ostras FPSO unit for the periods prior to their October 1, 2010 acquisition by the Partnership when they were owned and operated by Teekay Corporation, are required by GAAP to be included in Teekay Offshore’s results for such prior periods. The amounts included in this release related to the Amundsen Spirit newbuilding shuttle tanker Dropdown Predecessor and the Rio das Ostras FPSO Dropdown Predecessor figures are only expected to impact the accounting for periods prior to the date the Amundsen Spirit newbuilding shuttle tanker and the Rio das Ostras FPSO were acquired by the Partnership, and therefore will have no effect on the adjusted net income attributable to the partners or distributable cash flow of the Partnership for any period, including the fourth quarter of 2010.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects, cash flows and distributions to unitholders; the expected impact on the Partnership’s future cash flow as a result of the new Master Agreement with Statoil and the addition of three newbuilding shuttle tankers on time-charter under this agreement; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, particularly the Petrojarl Foinaven FPSO unit, the Petrojarl Cidade de Itajai FPSO unit and the fourth newbuilding Aframax shuttle tanker; the timing and certainty of the Partnership’s acceptance of an offer to acquire the remaining 49 percent interest in OPCO and the expected impact on the Partnership’s future distributable cash flow per unit; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay or third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; variations in expected levels of field maintenance; increased operating expenses; variability in shuttle tanker tonnage requirements under the Statoil Master Agreement; different-than-expected levels of oil production in the North Sea offshore fields where the Amundsen Spirit, Nansen Spirit and Peary Spirit operate; potential early termination of contracts, including the Rio das Ostras FPSO time-charter contract and the Statoil Master Agreement; failure of Teekay to offer to the Partnership additional vessels; failure to acquire additional vessels due to Teekay Offshore determining that they are unsuitable or not sufficiently profitable to the Partnership; required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire from Teekay vessels or ownership interests in OPCO; the Partnership’s ability to raise financing to purchase additional vessels or interests in OPCO; failure to secure a new contract in excess of three years for Teekay’s fourth Aframax shuttle tanker newbuilding; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner
Date: February 28, 2011	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)